12014970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

SEC FILE NUMBER
8-66783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANAGED ACCOUNT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 E. SWEDESFORD RD., SUITE 310
(No. and Street)

WAYNE (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EVAN M. SMALLWOOD 609-225-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

512 TOWNSHIP LINE RD, ONE VALLEY SQUA (Address) BLUE BELL (City) PA (State) 19422-2700 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EVAN M. SMALLWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANAGED ACCOUNT SERVICES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Pennsylvania County of Chester
Subscribed and sworn before me on 2-14-12 Date
Notary Signature

Signature

CEO

Title

Notary Public

NOTARIAL SEAL
MICHAEL KOBTI
Notary Public
WEST GOSHEN TWP, CHESTER CNTY
My Commission Expires Jun 2, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC
(A Wholly Owned Subsidiary of
Clearbrook Global Advisors, LLC)

Financial Report
December 31, 2011

Managed Account Services, LLC

Contents

McGladrey

Independent Auditor's Report on the Financial Statements

To the Member
Managed Account Services, LLC
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Managed Account Services, LLC as of December 31, 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 27, 2012

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2011
(in thousands)

Assets		
Cash	$	186
Deposits with clearing broker		226
Receivables		153
Prepaid expenses		48
Securities owned, at market value		44
Other assets		5
Total assets	$	662
Liabilities and Member's Equity		
Liabilities		
Payable to clearing broker	$	156
Accounts payable and accrued expenses		61
Due to parent		30
Total liabilities		247
Member's Equity		415
Total liabilities and member's equity	$	662

See Notes to Financial Statements.

Managed Account Services, LLC

Statement of Income
Year Ended December 31, 2011
(in thousands)

Revenues		
Commissions	$	47
Interest income		181
Transaction fees		325
Other subscriber services income		49
Other income		100
Total income		702
Expenses		
Personnel costs		284
Brokerage and clearance		143
Outside services		140
Occupancy and equipment		37
Data processing and communications		28
Other expenses		57
Total expenses		689
Net income	$	13

See Notes to Financial Statements.

Managed Account Services, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2011

	Member's Equity	Accumulated Deficit	Total
Balance, December 31, 2010	$ 6,855	$ (6,453)	$ 402
Net income	-	13	13
Balance, December 31, 2011	$ 6,855	$ (6,440)	$ 415

See Notes to Financial Statements.

Managed Account Services, LLC

Statement of Cash Flows
Year Ended December 31, 2011
(in thousands)

Cash Flows Used in Operating Activities		
Net income	$	13
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in deposits with clearing broker		32
Decrease in accounts receivable		11
Increase in prepaid expenses		(9)
Increase in securities owned		(44)
Increase in other assets		(5)
Increase in payable to clearing broker		68
Increase in accounts payable and accrued expenses		30
Increase in due to parent		3
Net cash provided by operating activities		99
Net increase in cash and cash equivalents		99
Cash and cash equivalents, beginning		87
Cash and cash equivalents, ending	$	186

See Notes to Financial Statements.

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Global Advisors, LLC (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with First Clearing, LLC (the "Clearing Broker"), and promptly transmit all customer funds and securities to the clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting polices is as follows:

Revenue Recognition: Commissions revenue is recognized on the trade date of the underlying securities transactions. Transaction fee income is recognized when the services are delivered to the clients and are accounted for on an accrual basis. Other subscriber services income is ancillary income earned on a monthly basis to service, or execute transactions in, investor accounts.

Fair Value of Financial Instruments: The estimated fair values of the Company's short-term financial instruments, including cash, receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization. The fair value of the securities owned is based on quoted market rates.

Income Taxes: The Company, with the consent of its Parent, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the member account for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008.

Guarantees: The Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 460-10, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2011.

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements: In May 2011, the FASB issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

Note 2. Transactions with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

At December 31, 2011, the Company has a liability of $156 to the Clearing Broker, The Company maintains a $50 clearing deposit with the Clearing Broker.

Note 3. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through September 2012 with minimum annual rental payments. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 4). Rent expense, which is included in occupancy and equipment expense on the statement of operations, allocated to the Company was $37 for the year ended December 31, 2011.

At December 31, 2011, the Company did not have any subordinated borrowings.

Note 4. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and office space and other shared services. During 2011, the Parent allocated $432 of various expenses including the aforementioned $37 of rent for office space (see Note 3) to the Company pursuant to the Expense Sharing Agreement. These expenses are included in multiple line items in the Statement of Income. In addition, the Company has a payable of $30 to its Parent at December 31, 2011.

(in thousands)

Note 4. Related Party Transactions (Continued)

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis. In 2011, $5 was allocated to and expensed by the Company related to this plan, and is included within other expenses in the statement of operations.

The Company also has transactions with affiliates of the Parent. These affiliates are wholly owned subsidiaries of the Parent.

Clearbrook Investment Consulting, LLC ("CIC") is charged a fee for its customers who hold assets with MAS through its Clearing Broker. Fee income earned by the Company from CIC was approximately $264 for the year ended December 31, 2011. There were no amounts due from CIC at December 31, 2011. CbF Advisors, LLC ("CbFA") has a revenue sharing arrangement with the Company as both companies using the same fee generation platform to generate fee income and commingling of customers are generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. Fee income earned by the Company from CbFA was approximately $49 for the year ended December 31, 2011. Fees incurred by the Company to CbFA was approximately $11 for the year ended December 31, 2011. At December 31, 2011, $2 was due to CbFA and is included in Accounts payable and accrued expenses.

Note 5. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Company ("FDIC"). The Company maintains cash balances at a Clearing Broker which, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be a high credit quality financial institution and clearing agent.

The Company has been advised that the Clearing Broker maintains additional insurance coverage provided through London Underwriters, led by Lloyd's of London Syndicate, whereby aggregate losses are subject to a coverage limit of $1 billion and individual client losses of $1.9 million.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

Note 6. Concentrations

During 2011, approximately 85% of revenues were derived from two customers. One customer, CIC, is an affiliate of the Parent, as described in Note 5. The other customer is an unrelated third party. At December 31, 2011, there were $0 and $153 respectively, due from CIC and the unrelated third party.

(in thousands)

Note 7. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2011, the Company had net capital of $158 which was $108 in excess of the required net capital of $50. The Company's aggregated indebtedness at December 31, 2011 was $202 and its aggregate indebtedness to net capital ratio was 1.28 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

Note 8. Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

- Level 1 — Quoted prices for identical assets and liabilities traded in active exchange markets.
- Level 2 — Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
- Level 3 — Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

Note 8. Fair Value of Financial Instruments (Continued)

The following table provides the assets carried at fair value and measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	2011			
	Total	Level 1	Level 2	Level 3
Securities owned	$ 44	$ 44	$ -	$ -

Note 9. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2011 and through the time the financial statements were issued February 27, 2012 for potential recognition or disclosure in the financial statements.

Managed Account Services, LLC

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011
(in thousands)

Net capital:			
Total member's equity		$	415
Adjustments:			
Fidelity Bond Deduction			44
Adjusted equity			371
Deductions:			
Non-Allowable assets			
Receivables	153		
Prepaid expenses	48		
Other assets	5		
Total nonallowable assets			206
Net capital before haircuts on securities			165
Haircuts on securities			7
Net capital		$	158
Aggregate Indebtedness			
Items included in Statement of Financial Condition			
Payable to clearing broker		$	111
Accounts payable and accrued expenses			61
Due to Parent			30
Total aggregate indebtedness		$	202
Computation of basic net capital requirement			
Minimum Net Capital Required (Greater of $50,000 or 6 2/3% of aggregate Indebtedness)		$	50
Excess Net Capital		$	108
Ratio: Aggregate indebtedness to net capital			1.28 to 1

Managed Account Services, LLC

Schedule II: Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Unaudited Form X-17a-5 Part IIA Filing
December 31, 2011
(in thousands)

Net Capital Per Computation Included in the Company's Unaudited Form X-17a-5 Part IIA Filing	$	201
Audit adjustment - increase in payable to clearing broker		(33)
Audit adjustment - increase in accrued expenses		(10)
Net Capital Per Schedule I	$	158

Managed Account Services, LLC

Schedule III: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Managed Account Services, LLC

Schedule IV: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

McGladrey

Independent Auditor's Report
on Internal Control

To the Member
Managed Account Services, LLC
Wayne, Pennsylvania

In planning and performing our audit of the financial statements of Managed Account Services, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 27, 2012